UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission file number 0-17156

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:            N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I - REGISTRANT INFORMATION

Merisel, Inc.
Full Name of Registrant

Former Name if Applicable

127 West 30th Street, 5th Floor
Address of Principal Executive Office (Street Number)

New York, NY 10001
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Management of the Company is negotiating potential financing arrangements with its primary lender, majority shareholders and other potential funding sources.  This has absorbed undue management time, and, as a result, the Company cannot finalize its Form 10-Q for the quarter ended June 30, 2012 within the prescribed period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donald R. Uzzi	(212)	594-4800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
☒ Yes       ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Merisel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2012	By:	/s/ Donald R. Uzzi
Name: Donald R. Uzzi
Title: Chief Executive Officer

The following narrative and quantitative descriptions of the anticipated changes in the Consolidated Results of Operations of Merisel, Inc. and Subsidiaries (the “Company”) for the three and six month periods ended June 30, 2012, as compared to the comparable periods for 2011, are good faith estimates, presented in summary form, without footnotes or additional explanatory information, solely to comply with the disclosure requirements of Form 12b-25.  These estimates are qualified by the unaudited financial statements to be filed as part of Form 10-Q for the quarter ended June 30, 2012.

The Company expects to report a loss available to common shareholders of $(1,832) or $(0.25) per share and $(8,883) or $(1.23) per share for the three and six months ended June 30, 2012, respectively, as compared to a loss of $(1,100) or $(0.15) per share and $(1,262) or $(0.17) per share for the three and six months ended June 30, 2011, respectively.  The net loss for the six month period ended June 30, 2012 includes a one-time lease abandonment charge of $3,977 or $(0.55) per share.

Net sales for the three and six month periods ended June 30, 2012 were $14,710 and $28,276, respectively, compared to $15,285 and $32,640 for the three and six month periods ended June 30, 2011, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012

Net sales	$15,285	$14,710	$32,640	$28,276

Cost of sales	9,227	9,838	19,174	19,328

Gross profit	6,058	4,872	13,466	8,948

Selling, general & administrative expenses	6,587	5,923	13,769	12,201

Lease abandonment charge	-	-	-	3,977

Operating loss	(529)	(1,051)	(303)	(7,230)

Interest expense, net	571	781	990	1,653

Loss before benefit for income tax	(1,100)	(1,832)	(1,293)	(8,883)

Income tax benefit	-	-	(31)	-

Net loss	(1,100)	(1,832)	(1,262)	(8,883)

Loss per share (basic and diluted)	$(0.15)	$(0.25)	$(0.17)	$(1.23)

Weighted average number of shares
Basic	7,215	7,215	7,215	7,215
Diluted	7,215	7,215	7,215	7,215